[NIB Letterhead]

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 May 22, 2017

Re: Nordic Investment Bank
Registration Statement No. 333-217876 on Schedule B

Ladies and Gentlemen:

Nordic Investment Bank (the “Bank” or the “Registrant”) hereby requests that the Bank’s Registration Statement (the “Registration Statement”) on Schedule B to the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2017 and amended on May 18, 2017, be declared effective on May 25, 2017, at 9:00 A.M. Eastern Daylight Time or as soon thereafter as practicable.

Please do not hesitate to contact the undersigned, at 011-358-10-618-001 with any comments or questions.

Very truly yours,

NORDIC INVESTMENT BANK

By: /s/ Jens Hellerup

Name: Jens Hellerup

Title: Senior Director, Head of Funding and

        Investor Relations

By: /s/ Sten Holmberg

Name: Sten Holmberg

Title: Chief Counsel

cc: Ward A. Greenberg, Esq.